

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 22, 2016

Via E-mail
Karen L. Parkhill
Executive Vice President and
Chief Financial Officer
Medtronic plc
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

> **Re:** **Medtronic plc**
> **Form 10-K for the Fiscal Year Ended April 29, 2016**
> **Filed June 28, 2016**
> **Form 8-K dated August 25, 2016**
> **Filed August 25, 2016**
> **File No. 001-36820**

Dear Ms. Parkhill:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 29, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations by Market Geography, page 50

1. We note the table and charts presenting total and segment sales by market geography. Please revise future filings to define the terms "non-U.S. Developed Markets" and "Emerging Markets," to describe the countries included in each market and to clarify whether they have been consistently reported between periods.

Note 11. Income Taxes, page 105

2.   We note that as a result of your Internal Reorganization $9.7 billion of cash, cash
equivalents, and investments became available for general corporate purposes and you
recorded a $442 million tax adjustment charge, which primarily related to U.S. income
tax expense. We also note that at the end of fiscal 2015 and 2016, cash, cash equivalents
and investments of $6 billion and $5 billion, respectively, were held by U.S. controlled
non-U.S. subsidiaries and may not have represented available liquidity. Please address
the following:

- Describe to us in greater detail the reorganization of the Covidien businesses and tell
us how it impacted the reporting and holding of cash, cash equivalents and
investments by the U.S. controlled non-U.S subsidiaries.

- Reconcile for us the $6 billion of cash, cash equivalents and investments not available
for general corporate purposes at the end of fiscal 2015 with the $5 billion disclosed
at the end of fiscal 2016, clearly showing how the additional $9.7 billion became
available in the second quarter of 2016.

- Tell us how you applied the guidance in ASC 740 in recording the tax adjustment
charge, including your calculation of the amount of the charge and determination of
the appropriate tax rate.

Form 8-K dated August 25, 2016

Revenue Outlook and EPS Guidance, page 3

3.   We note that you omit a quantitative reconciliation with respect to your forward looking
non-GAAP guidance, but you do not provide the disclosures required when the
reconciliation is omitted. In your next earnings release, please follow the guidance in
Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations
issued on May 17, 2016.

Net Income and Diluted EPS GAAP to Non-GAAP Reconciliations, page 10

4.   We note that you exclude restructuring charges from your non-GAAP measures. Please
explain to us why these are not normal, recurring, cash operating expenses necessary to
operate your business. See Question 100.01 of the updated Non-GAAP Compliance and
Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663, or Kevin Kuhar, Accounting Branch Chief at (202) 551-3662 if you have questions regarding comments on the Form 10-K. Please contact Julie Sherman at (202) 551-3640 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the Form 8-K.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery